Exhibit 99.2

SECOND SUPPLEMENTAL INDENTURE (this “Second Supplemental Indenture”), dated as of June 5, 2013, between INTELSAT JACKSON HOLDINGS S.A., a société anonyme existing under the laws of Luxembourg (the “Issuer”), and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as trustee under the indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and the existing Guarantors have heretofore executed and delivered to the Trustee an Indenture (as amended, supplemented or otherwise modified, the “Indenture”), dated as of October 3, 2012, providing for the issuance of the Issuer’s 6 5/8% Senior Notes due 2022 (the “Existing Notes”), initially in the aggregate principal amount of $640,000,000;

WHEREAS, the Issuer desires to issue an additional $635,000,000 aggregate principal amount of such notes (hereinafter, the “New Notes”);

WHEREAS, pursuant to Section 2.01 of the Indenture, the Issuer may issue Additional Notes under the Indenture subject to certain conditions as set forth therein; and

WHEREAS, pursuant to Section 9.01 of the Indenture, the Issuer and the Trustee are authorized to execute and deliver this Second Supplemental Indenture;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes (as defined in the Indenture) as follows:

1. Defined Terms. As used in this Second Supplemental Indenture, terms defined in the Indenture are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Second Supplemental Indenture refer to this Second Supplemental Indenture as a whole and not to any particular section hereof.

2. Additional Notes. The Issuer shall issue the New Notes as Additional Notes under the Indenture, subject to compliance with the terms thereof, with such New Notes to have identical terms to those of the Existing Notes; provided that:

(a)	The New Notes shall be issued as part of, and form a single series with, the Issuer’s Existing Notes issued pursuant to the Indenture. The title of the New Notes is 6 5/8% Senior Notes due 2022;

(b)	The aggregate principal amount of New Notes to be authenticated and delivered under this Second Supplemental Indenture on June 5, 2013 (the “New Notes Issue Date”) is $635,000,000;

(c)	The issue price of the New Notes is 106.250%, plus accrued interest from October 3, 2012;

(d)	The New Notes will be issued on the New Notes Issue Date and shall accrue interest from October 3, 2012;

(e)	The New Notes shall be issued as “Initial Notes” under the Indenture (including Appendix A thereto) and shall in all respects be subject to the terms applicable to Initial Notes as provided in Appendix A to the Indenture;

(f)	The definitions of “Purchase Agreement” and “Registration Rights Agreement” in Appendix A to the Indenture are hereby amended and restated as follows:

(i)	“Purchase Agreement” means (a) in respect of the Original Notes, the Purchase Agreement dated September 19, 2012, among the Issuer, the guarantors party thereto and Morgan Stanley & Co. LLC, as representative for the several Initial Purchasers, (b) in respect of the New Notes, the Purchase Agreement, dated May 21, 2013, among the Issuer, the Guarantors party thereto and Credit Suisse Securities (USA) LLC, as Representative for the several Initial Purchasers, entered into in connection with the sale and issuance of the New Notes and (c) any other similar purchase agreement relating to Additional Notes.

(ii)	“Registration Rights Agreement” means (a) in respect of the Original Notes, the Registration Rights Agreement dated as of October 3, 2012 among the Issuer, the Guarantors and Morgan Stanley & Co. LLC, as representative for the several Initial Purchasers, relating to the Original Notes, (b) in respect of the New Notes, the Registration Rights Agreement, dated June 5, 2013, among the Issuer, the Guarantors party thereto and Credit Suisse Securities (USA) LLC, as Representative for the several Initial Purchasers, relating to the New Notes and (c) any other similar registration rights agreement relating to Additional Notes.

(g)	The New Notes shall be issuable in whole or in part in the form of one or more Global Notes as provided in Appendix A to the Indenture and in the form provided in Exhibit A to the Indenture (except that until the New Notes and the Existing Notes are exchanged for freely tradable notes, the New Notes and the Existing Notes shall bear different CUSIP and ISIN numbers). The New Notes shall be registered in the name of the Depository (as defined in Appendix A to the Indenture) or the nominee of such Depository;

(h)	The New Notes may be exchanged or transferred on the terms provided for Initial Notes in Appendix A to the Indenture;

(i)	Holders of New Notes shall have the benefit of the Registration Rights Agreement dated the date hereof related thereto; and

(j)	The Company will make each interest payment to the holders of record of the New Notes on the immediately preceding June 1 and December 1 and, solely with respect to the June 15, 2013 interest payment, on June 5, 2013, the issue date of the New Notes.

3. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Second Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

4. Governing Law. THIS SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, AND FOR THE AVOIDANCE OF DOUBT, THE APPLICABILITY OF ARTICLE 86 TO 94-8 OF THE AMENDED LUXEMBOURG LAW ON COMMERCIAL COMPANIES SHALL BE EXCLUDED.

5. Trustee Makes No Representation. The Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture.

6. Counterparts. The parties may sign any number of copies of this Second Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

7. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

INTELSAT JACKSON HOLDINGS S.A.

By:	/s/ Jean Flavien Bachabi
Name: Jean Flavien Bachabi
Title: Chairman and Chief Executive Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ Martin Reed
Name: Martin Reed
Title: Vice President

[Signature page to Second Supplemental Indenture – 6 5/8% Senior Notes due 2022]